SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES BA AND IBERIA'S WHITE FLAG

Ryanair, the world's favourite airline, today (13
th
 Nov
 09
) welcomed the inevitable merger of British Airways and Iberia - two of Europe's high fares, fuel surcharging airlines.  This merger is the latest in a long line of European high fares airlines merging because they can't compete with Ryanair's lowest fares and no fuel surcharge flights.

In recent years Lufthansa has taken control of Swiss, Austrian, SN Brussels and BMI while Air France has bought KLM and Alitalia.  Ryanair believes that all of these mergers will lead to higher fares and even more fuel surcharges from these flag carriers.

Today's announcement bears out Ryanair's forecast that there will be just four large EU airlines - BA, Air France, Lufthansa and Ryanair, and of these four only Ryanair is committed to low fares and no fuel surcharges.  The combined BA

/

Iberia will carry approximately 60m pax pa with traffic declining by 4% /10% currently while Ryanair will still be bigger carrying over 66m pax this year as we grow by 15% p.a.

Ryanair's
Stephen McNamara said:

"Flag carrier airlines throughout Europe are raising the white flag because they can't compete with Ryanair's rapid growth, low fares and no fuel surcharge guarantee.  Consolidation is the only option for these high fares airlines as more and more passengers switch to Ryanair's low fares.  The merger of BA and Iberia is like two drunks trying to prop each other up; both have reported large losses, both are facing a winter of industrial action and both charge high fares and fuel surcharges as their passengers switch to Ryanair's low fare services in the UK and Spain.

"
Since consolidation of Europe's high fares airlines has never led to lower fares, this merger will be great for Ryanair's growth and we look forward to welcoming many more millions of BA's and Iberia's passengers as they switch to Ryanair's low fares flights"
.

Ends.

                      Friday,
 13
th
 November
 2009

For further information:

Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1271

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  13 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary